FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 19, 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

This report on From 6-K shall be deemed to be incorporated by reference in (i) the Registration Statement on Form F-3 (File No. 333-114165) and (ii) the Registration Statement on Form F-3 (File No. 33-83774) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

AstraZeneca PLC

INDEX TO EXHIBITS

Item 1.	Results of operations – summary analysis of period to 31 March 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: May 19, 2004	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

Results of operations – summary analysis of period to 31 March 2004

Growth rates in sales and operating profit, both in US dollar and percentage terms, are not referred to specifically in financial statements but are discussed extensively elsewhere in this prospectus supplement. We measure, in part, our performance using financial growth rates and, accordingly, include them in our discussions here. External stakeholders, such as business analysts, also use these measures. In particular, to monitor performance internally, we use constant exchange rate or underlying growth, a non-GAAP measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. This measure removes the effects of currency movements to focus on the changes in product sales and expenses driven by volume, prices and cost levels relative to the prior period. We believe that these measures provide one of the most important insights into how our business is performing and our discussions in the underlying performance sections of this prospectus supplement use them. However, we recognize that these measures should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures which reflect all the factors that affect our business in the reported performance sections of this prospectus supplement. Underlying growth is calculated by retranslating the current year performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.

Financial highlights

	1st Quarter 2004 $m	1stQuarter 2003 $m	Growth underlying %	Growth reported %

Sales	5,074	4,735	(1)	7

Operating Profit	1,079	1,272	(20)	(15)

Profit before Tax	1,108	1,293	(20)	(14)

Earnings per Share	$0.47	$0.54	(19)	(13)

Reported performance

Our reported sales for the first quarter 2004 increased by 7% (including a positive exchange benefit of 8%) compared to the same quarter in 2003, rising from $4,735 million to $5,074 million. Reported operating profit fell by 15% from $1,272 million to $1,079 million.

Underlying performance

Sales

Excluding the effects of currency exchange rates our underlying sales fell by 1%. Sales outside the US were up 6%. In the US sales were down 8% against the first quarter 2003 which had included $400 million of speculative purchases by wholesalers as discussed below. Excluding inventory movements, total demand in the US was estimated to increase by 6%, and global sales of key growth products (Nexium, Crestor, Iressa, Atacand, Casodex, Arimidex, Zomig, Seroquel, Symbicort and Faslodex) by around 34%.

Nexium sales were $935 million in the first quarter, up 7%. Sales outside the US increased by 36%. Total prescriptions in the US increased by 19% in the quarter, well ahead of the proton pump inhibitor (PPI) market growth.

Crestor sales were $129 million in the first quarter, including $72 million in the US. In the week ending 16 April Crestor share of new prescriptions in the US statin market was 6.2%. Recent Crestor launches include France on 8 March and Italy on 5 April.

Sales of oncology products increased 19% in the first quarter to $762 million. Arimidex sales were up 62% on continuing growth in the treatment of early breast cancer. Iressa sales were $93 million, with sales in Japan up 50% over the first quarter 2003.

Respiratory product sales were $648 million. Symbicort sales were up 31%. Prescriptions for Pulmicort Respules in the US increased by 22%.

Seroquel sales were $448 million, down 2% in the quarter affected by wholesaler stock movements in the US in the first quarter 2003. Prescriptions in the US grew by 36% in the quarter. Seroquel now ranks second in the US antipsychotic market in new prescription share, having recently overtaken olanzapine. Seroquel sales outside the US increased by 14%.

In December 2003, regulatory submissions were made for Exanta in Europe and the US for the first key chronic indications, including the prevention of stroke associated with atrial fibrillation, and are now being reviewed by regulatory authorities.

Sales in the US during the first quarter 2003 included significant speculative purchases by wholesalers, which lifted trade inventories to some $400 million higher than normal. During the first quarter 2004 the company began implementing inventory management agreements with three large wholesalers in the US who account for around three quarters of our US sales. Since the agreements were not in place for the entire period, some purchases above current demand did occur in the first quarter 2004, estimated to be around $100 million. At the end of the first quarter the Company estimates that, in aggregate, approximately $200 million of inventory above target levels is in the distribution chain, chiefly in Nexium, Toprol-XL and Atacand. This inventory should be worked down over the second and third quarters of 2004.

Geographic analysis

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

US	2,279	(191)	–	2,470	(8)	(8)
Canada	218	30	32	156	19	40

	2,497	(161)	32	2,626	(6)	(5)

France	442	37	76	329	11	34
UK	132	(25)	13	144	(17)	(8)
Germany	226	4	39	183	2	23
Italy	255	3	44	208	2	23
Sweden	79	(14)	14	79	(18)	–
Europe others	741	23	106	612	4	21

Total Europe	1,875	28	292	1,555	2	21

Japan	290	15	32	243	6	19
RoW	412	66	35	311	21	32

Total	5,074	(52)	391	4,735	(1)	7

In the US reported sales were down 8% due to wholesaler stocking in the first quarter 2003. Excluding inventory movements, underlying demand grew by an estimated 6% overall, and by 27% excluding the three products affected by generic competition (Prilosec, Nolvadex and Zestril).

Sales in Europe were up 2%, with growth in Nexium (up 34%), Symbicort (up 25%), Arimidex (up 49%) and Crestor offsetting declining prices throughout the region.

Sales in Japan were up 6% on good growth in oncology products (up 26%) and Losec (up 18%).

Operating margin and retained profit

Underlying operating profit fell by 20% from $1,272 million to $1,079 million. The weakness of the US dollar continues to benefit our results. In comparison with the first quarter of 2003 the US dollar weakened against the euro (14%), benefiting sales, and also against the Swedish krona (14%) and sterling (13%), increasing costs. Overall, currency benefited EPS by around 3 cents in comparison with the first quarter of 2003. Should the exchange rates stay at current levels for the remainder of the year no further exchange benefits are expected to accrue.

Gross margin increased by 1.4% to 77.4% of sales in the quarter, as payments to Merck declined to 5.6% of sales (a reduction of 1.4% of sales), attributable to differences in product mix between the periods. A small adverse exchange impact (-0.3%) was offset by a slight improvement in underlying cost of sales of a similar magnitude.

Operating margin comparisons are coloured by the marked difference in quarterly phasing of sales. Operating margin in the first quarter 2003 was 26.9% of sales (the highest quarter last year) as the benefits of wholesaler stocking fell straight through to operating profit. Operating margin in the first quarter 2004 was 21.3%. Underlying increases in research and development (R&D) and selling, general and administrative (SG&A) expenditures are estimated to have contributed around half of the margin difference between the periods, with the balance attributable to the sales phasing in 2003.

In aggregate R&D and SG&A expenses were $2,849 million, as spending in support of product launches and the additional recruitment in Discovery and Development were broadly maintained at the levels reached in the second half of last year. The increase over the first quarter of 2003 was 13% in CER terms, but 23% on a reported basis, including 10% of exchange rate impact.

Net interest and dividend income in the quarter was $29 million, compared with $21 million for the same period last year. The improvement is due mainly to lower interest payments in the first quarter 2004 following the repayment of $319 million of debt in mid-2003.

The effective tax rate at 27.5% for the first quarter was at the same level as for the first quarter of 2003.

Share repurchases

The Board has approved a new programme of share repurchases of $4 billion to be completed by the end of 2005, assuming continued market access and the absence of strategic uses for cash.

During the quarter 12.5 million shares were repurchased for cancellation at a total cost of $608 million.

The total number of shares that remain in issue at 31 March 2004 was 1,681 million.

Liquidity and capital resources

Cash inflow from operating activities before exceptional items was $1,276 million, $102 million better than in the first quarter of 2003 despite the lower operating profit. This is due to the lower working capital outflows this year as the trade debtor movement in 2003 was particularly high following the wholesaler inventory movements. Tax payments were broadly similar in both periods whilst capital expenditure in the current quarter is $37 million lower than that in the first quarter of 2003. Before financing and the management of liquid resources, net cash inflow of $720 million was $149 million ahead of the same period last year.

Sales by therapeutic area

The table below shows our sales by therapy area for the first quarter of 2004 compared to the first quarter of 2003.

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Gastrointestinal	1,496	(159)	110	1,545	(10)	(3)

Cardiovascular	1,055	4	82	969	1	9

Respiratory and inflammation	648	25	60	563	4	15

Oncology	762	112	69	581	19	31

Neuroscience	812	(41)	46	807	(5)	1

Infection and other products	169	24	15	130	18	30

Others	132	(17)	9	140	(12)	(6)

Total Sales	5,074	(52)	391	4,735	(1)	7

Gastrointestinal

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Nexium	935	61	39	835	7	12

Losec / Prilosec	540	(220)	68	692	(32)	(22)

Other Gastrointestinal	21	–	3	18	–	17

Total Gastrointestinal	1,496	(159)	110	1,545	(10)	(3)

Reported performance

Gastrointestinal sales in the first quarter 2004 fell by 3%, declining by $49 million from $1,545 million to $1,496 million.

Underlying performance

Excluding exchange effects, the underlying decline in gastrointestinal sales was 10%.

Nexium sales in markets outside the US in the first quarter were up 36%. Sales in Europe were up 34%, particularly in France (up 50%).

Total prescriptions for Nexium in the US increased by 19% in the first quarter, well above the 10% growth in the non-generic segment of the PPI market. Market share of total prescriptions reached a new high in March, at 25.6%. There was a small amount of wholesaler stocking that occurred this quarter, but well below the levels in the first quarter 2003. As a result, sales of Nexium in the US on a reported basis were virtually unchanged.

Prilosec sales in the US declined by 68% on continued loss of market share to generic omeprazole products together with the decline in omeprazole prescriptions resulting from the growth in Prilosec OTC.

Sales of Losec outside the US were down 6%, as declines in Europe were partially offset by growth in Asia Pacific.

Cardiovascular

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Seloken / Toprol-XL	333	(46)	11	368	(13)	(10)

Atacand	209	(18)	21	206	(9)	1

Plendil	111	(7)	8	110	(6)	1

Zestril	105	(17)	14	108	(16)	(3)

Crestor	129	119	7	3	n/m	n/m

Other Cardiovascular	168	(27)	21	174	(15)	(3)

Total Cardiovascular	1,055	4	82	969	1	9

n/m not meaningful

Reported performance

Cardiovascular reported sales growth was 9%, as revenues grew by $86 million from $969 million to $1,055 million.

Underlying performance

After excluding exchange effects of $82 million, cardiovascular sales grew by 1%.

Sales of Seloken/Toprol-XL declined by 13% in the first quarter, as US sales comparisons for Toprol-XL (down 17%) reflected significant wholesaler stocking in the first quarter 2003. In the first quarter prescriptions for Toprol-XL in the US grew by 21% versus last year, well ahead of the 10% growth in the beta-blocker market.

Atacand sales were up 15% outside the US. Atacand prescriptions in the highly competitive US market for angiotensin receptor blockers were broadly unchanged. The reported sales decline of 33% in the US represents wholesaler stock movements in the first quarter 2003 partially offset by some stocking in the first quarter this year.

Sales of Crestor reached $129 million in the first quarter. Sales in the US grew to $72 million as ex-factory sales begin to track prescription demand, which grew to over 1 million prescriptions dispensed in the first quarter 2004.

In the US market for statin products, Crestor market share of new prescriptions was 6.2% in the week ending 16 April. Share of new and switched patients (“dynamic share”) was even higher, at 16.3%.

Crestor market share of total prescriptions has increased to 8.9% in Canada, 8.8% in the Netherlands, and 3.0% in the UK. Crestor was recently launched in France on 8 March and in Italy on 5 April.

Since launch the Company estimates that 4 million prescriptions have been dispensed for Crestor. An extensive clinical trials database and detailed post-marketing surveillance confirms Crestor has a safety profile comparable to other marketed statins.

Respiratory and Inflammation

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Symbicort	188	38	28	122	31	54

Pulmicort	282	13	18	251	5	12

Rhinocort	81	(12)	3	90	(13)	(10)

Accolate	30	(2)	1	31	(6)	(3)

Oxis	25	(10)	4	31	(32)	(19)

Other Respiratory	42	(2)	6	38	(5)	11

Total Respiratory	648	25	60	563	4	15

Reported performance

Reported growth for respiratory and inflammation was 15%. Sales from Symbicort and Pulmicort were the two drivers of this growth.

Underlying performance

Underlying sales growth in respiratory and inflammation was 4%.

Symbicort sales in the first quarter increased by 31%. Continued expansion of the market for fixed combination products in general, as well as the launch of new dosage strengths and the chronic obstructive pulmonary disease (COPD) indication for Symbicort, are factors driving the good sales performance.

Worldwide sales of Pulmicort were up 5%, chiefly on the growth of Pulmicort Respules in the US market. In the US, total prescriptions for Pulmicort Respules were up 22% versus the first quarter 2003.

Rhinocort Aqua prescriptions in the US increased by 9% in the first quarter, with market share of total prescriptions slightly ahead of first quarter 2003. Some destocking in 2004 compared with stock building in the first quarter 2003 contributed to the 18% decline in reported sales in the US.

Oncology

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Casodex	229	17	23	189	9	21

Zoladex	213	(2)	22	193	(1)	10

Arimidex	166	58	15	93	62	78

Iressa	93	70	4	19	n/m	n/m

Faslodex	26	4	-	22	18	18

Nolvadex	31	(34)	4	61	(56)	(49)

Other Oncology	4	(1)	1	4	(25)	-

Total Oncology	762	112	69	581	19	31

Reported performance

Oncology’s reported sales grew by $181 million from $581 million to $762 million, an increase of 31% with strong performances from Arimidex and Iressa.

Underlying performance

The underlying sales growth for oncology was 19%, after excluding exchange effects of $69 million.

Casodex prescriptions in the US were broadly unchanged, however reported sales were down 7% on wholesaler stocking in the first quarter 2003. Outside the US sales were up 16%, including a 30% increase in Japan.

Arimidex sales were up 62% in the first quarter on increasing usage in early breast cancer. Sales in the US increased 88% versus the first quarter 2003, which was depressed by wholesaler destocking. Arimidex prescriptions in the US grew 45%, and Arimidex market share for hormonal treatments for breast cancer was 21.3% in March 2004, an increase of 4.8 percentage points since March 2003. Arimidex sales in Europe were up 49%, and in Japan were 46% ahead of the first quarter 2003.

Iressa sales in Japan were $27 million in the quarter, up 50% versus the first quarter 2003. US sales of $51 million included some wholesaler stocking. Retail prescriptions for Iressa in the first quarter were just over twenty-two thousand, some 8% higher than the fourth quarter 2003.

Faslodex sales increased by 9% in the US. On 12 March the Company announced that Faslodex received European marketing approval for the treatment of advanced breast cancer.

Neuroscience

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Seroquel	448	(11)	15	444	(2)	1

Zomig	95	(20)	7	108	(18)	(12)

Diprivan	122	(21)	7	136	(15)	(10)

Local Anaesthetics	130	14	15	101	14	29

Other Neuroscience	17	(3)	2	18	(17)	(6)

Total Neuroscience	812	(41)	46	807	(5)	1

Reported performance

Neuroscience reported sales were broadly unchanged in the first quarter 2004 compared to the same quarter in 2003.

Underlying performance

Neroscience sales declined by 5% on an underlying basis.

Prescription growth for Seroquel in the US market remains strong, up a further 36% versus the first quarter 2003. Seroquel is the fastest growing product among the three leading brands in the atypical antipsychotic market, and during the first quarter Seroquel overtook olanzapine to become the number two product in the market based on monthly new prescriptions, with a 24.5% market share.

Reported sales in the US for Seroquel were down 6%, a function of significant wholesaler stocking in the first quarter 2003.

Seroquel sales outside the US were up 14%, with 50% growth reported in Canada and in Germany. Sales in Italy were up 25%.

Zomig sales in Europe increased by 25%. US sales were down 33%, reflecting the change in distribution for the US market, where the product is now sold to Medpointe (the distributor responsible for sales and marketing for the US market) at contract prices below the AstraZeneca ex-factory price 2003.

Infection

	Q1 2004 sales $m	Growth underlying $m	Growth due to exchange effects $m	Q1 2003 sales $m	Growth underlying %	Growth reported %

Merrem	97	14	9	74	19	31

Other Products	72	10	6	56	18	29

Total Infection and other Pharma	169	24	15	130	18	30

Reported performance

Infection reported sales rose by 30% in the first quarter 2004 compared to the same quarter in 2003, increasing from $130 million to $169 million.

Underlying performance

Underlying sales in infection grew by 18%.

Forward Looking Statements

The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor, Nexium, Seroquel, Symbicort, Arimidex and Iressa), the successful registration and launch of Exanta, the growth in costs and expenses, interest rate movements, wholesaler stocking and de-stocking, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2003 Annual Report on Form 20-F.

      Consolidated Profit & Loss Account (Unaudited)

For the quarter ended 31 March	2004 $m	2003 $m

Sales	5,074	4,735
Cost of sales	(1,145)	(1,135)
Distribution costs	(42)	(35)
Research and development	(943)	(782)
Selling, general and administrative expenses	(1,906)	(1,526)
Other operating income	41	15

Operating profit	1,079	1,272
Net interest and dividend income	29	21

Profit on ordinary activities before taxation	1,108	1,293
Taxation	(305)	(356)

Profit on ordinary activities after taxation	803	937
Attributable to minorities	(2)	(5)

Net profit for the period	801	932

Earnings per Ordinary Share before exceptional items	$0.47	$0.54
Earnings per Ordinary Share	$0.47	$0.54
Diluted earnings per Ordinary Share	$0.47	$0.54

Weighted average number of Ordinary Shares in issue (millions)	1,688	1,717

Diluted average number of Ordinary Shares in issue (millions)	1,690	1,718

Consolidated Balance Sheet (Unaudited)

At 31 March	2004 $m	2003 $m

Fixed assets	10,525	9,566
Current assets	13,378	12,929

Total assets	23,903	22,495

Creditors due within one year	(8,050)	(8,146)
Net current assets	5,328	4,783

Total assets less current liabilities	15,853	14,349

Creditors due after more than one year	(376)	(363)
Provisions for liabilities and charges	(2,095)	(1,832)

Net assets	13,382	12,154

Capital and reserves
Shareholders’ funds & minority interests	13,382	12,154

Consolidated Cash Flow Statement (Unaudited)
	2004	2003
	$ m	$m
For the quarter ended 31 March

Cash flow from operating activities
Operating profit	1,079	1,272
Depreciation and amortisation	310	272
Increase in working capital	(161)	(401)
Other non-cash movements	48	31

Net cash inflow from operating activities before exceptional	1,276	1,174
items
Outflow related to exceptional items	(1)	(12)

Net cash inflow from operating activities	1,275	1,162
Returns on investments and servicing of finance	7	(9)
Tax paid	(266)	(252)
Capital expenditure and financial investment	(296)	(330)

Net cash inflow before management of liquid resources and	720	571
financing
Net purchase of shares	(580)	(129)
Exchange and other movement	(2)	13

Increase in net cash funds in the period	138	455
Net cash funds at beginning of period	3,496	3,844

Net cash funds at end of period	3,634	4,299

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the quarter ended 31 March 2004 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s 2003 Annual Report and Form 20-F. The unaudited financial statements include all normal recurring adjustments necessary to provide a fair presentation of the results of operations, cash flows and financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	LEGAL PROCEEDINGS

Plendil (felodipine)

In April 2004, Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.) filed a motion for summary judgment on the issue of non-infringement in the patent infringement action pending between AstraZeneca Pharmaceuticals LP and Zenith/Ivax in the US District Court for the District of New Jersey. The patent infringement action against Zenith/Ivax, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca in which Zenith/Ivax declared its intention to market a generic version of Plendil extended release tablets (felodipine) prior to the expiration of AstraZeneca's patent covering the extended release formulation. Zenith/Ivax filed counterclaims in the litigation alleging non-infringement. The parties have completed the briefing on Zenith/Ivax's motion. No hearing date for the motion has been set.

Toprol-XL (metoprolol succinate)

In April 2004, AstraZeneca filed proceedings against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware following Eon's notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market generic forms of Toprol-XL in the 25mg, 50mg, 100mg and 200mg doses. AstraZeneca maintains that its patents are valid and infringed by Eon's products.

Additional government investigations into drug marketing practices

Since publication of the Annual Report and Form 20-F Information 2003, AstraZeneca has received two subpoenas from the US Attorney's Office in Boston, Massachusetts. The first seeks documents relating to promotional programmes involving healthcare professionals at three regional healthcare entities in the Boston area. The second seeks documents relating to the marketing and sale of three products (Zestril, Naropin and Cefotan) to a leading provider of pharmacy services to long term care facilities. AstraZeneca is cooperating fully with the document requests.

3	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

For the quarter ended 31 March	2004 $m	2003 $m

Shareholders’ funds at beginning of period	13,178	11,172

Net profit for the period	801	932
Dividends to Shareholders	–	–

Issue of AstraZeneca PLC Ordinary Shares	28	–
Repurchase of AstraZeneca PLC Ordinary	(608)	(129)
Shares
Foreign exchange adjustments on	(104)	124
consolidation, net of tax

Net addition to Shareholders’ funds	117	927

Shareholders’ funds at end of period	13,295	12,099

4	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

	At 1 Jan 2004 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 31 Mar 2004 $m

Loans due after one year	(303)	(1)	–	–	(304)
Current instalments of loans	–	–	–	–	–

Total loans	(303)	(1)	–	–	(304)

Short-term investments	3,218	296	–	4	3,518
Cash	733	(236)	–	(6)	491
Overdrafts	(152)	81	–	–	(71)

	3,799	141	–	(2)	3,938

Net cash funds	3,496	140	–	(2)	3,634

Issue of AstraZeneca PLC Ordinary	(28)
Shares
Repurchase of AstraZeneca PLC	608
Ordinary Shares

Net cash inflow before management of	720
liquid resources and financing

Information for US Investors

RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

Income attributable to Shareholders	Quarter 1 2004 $m	Quarter 1 2003 $m

Net income for the period under UK GAAP	801	932
Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and
intangibles)
- deemed acquisition of Astra
- amortisation and other acquisition adjustments	(257)	(229)
- others	15	14
Capitalisation, less disposals and amortisation of interest	5	2
Deferred taxation
- on fair value of Astra	72	64
- others	8	(34)
Pension and other post-retirement benefits expense	(10)	(7)
Software costs capitalised	(6)	(16)
Share based compensation	(12)	(1)
Fair value of derivative financial instruments	(8)	(27)
Unrealised losses on foreign exchange and others	(3)	6

Net income in accordance with US GAAP	605	704

Net income per Ordinary Share under US GAAP (basic and diluted)	$0.36	$0.41

RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

Shareholders’ equity	31 Mar 2004 $m	31 Mar 2003 $m

Shareholders’ equity under UK GAAP	13,295	12,099
Adjustment to conform to US GAAP
Purchase accounting adjustments (including goodwill and
intangibles)
- deemed acquisition of Astra
- goodwill	13,869	13,152
- tangible and intangible fixed assets	7,170	7,751
- others	160	100
Capitalisation, less disposals and amortisation of interest	260	240
Deferred taxation
- on fair value of Astra	(2,171)	(2,323)
- others	(205)	(197)
Dividend	914	808
Pension and other post retirement benefits expense	(544)	(302)
Software costs capitalised	40	48
Fair value of derivative financial instruments	101	72
Deferred income recognition	-	(7)
Others	87	94

Shareholders’ equity in accordance with US GAAP	32,976	31,535